July 1, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	H. Christopher Owings
Charles Lee
Catherine T. Brown
Jim Allegretto
Andrew Blume

Re:	WageWorks, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2011
File No. 333-173709

Ladies and Gentlemen:

On behalf of WageWorks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 29, 2011, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333- 173709) filed with the Commission on June 8, 2011.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Dilution, page 30

1. We have reviewed your response to comment 17 in our letter dated May 25, 2011. Please clearly disclose that the only difference between your pre-offering as reported net tangible book value and pre-offering pro forma net tangible book value relates to the reclassification of Lender Warrants from liability to equity. Please also quantify the impact of this conversion on your pre-offering as reported net tangible book value.

Securities and Exchange Commission

July 1, 2011

In response to the Staff’s comment, the Company has updated the disclosure on page 30 of Amendment No. 2, as requested.

The Company advises the Staff that the impact of the conversion on the Company’s pre-offering as reported net tangible book value is an increase of $0.46 per share. The Company has updated the disclosure on page 30 of Amendment No. 2 to disclose this figure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Significant Management Estimates, page 42

Valuation of Long-Lived Assets, page 43

2. We have reviewed your response to comment 18 in our letter dated May 25, 2011, in which you indicate that it is your belief you have only one reportable segment, operating segment, and reporting unit. Please tell us in greater detail why you believe you only have one reporting unit and no lower level “components”. Although you indicate that you have a single management team that reports to the CODM and presents results at the entity level, please note that under ASC 350-20-35-34 a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Please specifically tell us whether or not your segment management regularly reviews any financial information below the segment level. If not, explain how management is able to effectively allocate resources and assess performance, including the performance of recent acquisitions, if they do not review any disaggregated financial results. In this regard, you should indicate the extent to which businesses you acquired are operated and/or integrated within the corporate structure or provide us whatever information you believe supports your position. We may have further comment.

The Company advises the Staff that it is engaged in a single business activity, the administration of employer-sponsored tax-advantaged benefit programs, that the Company operates in a single economic environment and, consequently, operates its business as one operating segment. The Company’s CODM does not allocate resources or assess performance from the Company’s healthcare, commuter or other employee-sponsored programs separately, but does so at the entity level. The Company’s CODM reviews the Company’s operating results at a consolidated level when making decisions about resources to be allocated and assessing performance. Furthermore, the Company advises the Staff that the assessment of the business performance is only at the entity level and substantially all measurement of incentive compensation for Company executive officers and employees is based upon the performance of the business as a whole and not at a unit level. In certain limited cases the sales incentive compensation plans vary in terms of quotas and percentage payouts based on the particular client opportunity.

Securities and Exchange Commission

July 1, 2011

With respect to the Company’s four portfolio purchases of MHM, PBS, FBM and CB in recent years, there is no segment manager who regularly reviews financial information for FBM or CB. There are segment managers that regularly review the operating results of MHM and PBS, and there is contact between these segment managers and the Company’s CODM regarding the operations of these components. However, the Company respectfully submits that under the guidance of ASC 350-20-35-35, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The Company’s analysis is that there are similar economic characteristics between MHM and PBS and the Company based on the relevant factors presented in ASC 350-20-35-35 as follows:

(a) The nature of the products and services	MHM and PBS are in the same industry as the Company and offer similar services to the Company in providing tax-advantaged consumer-directed benefit programs.

(b) The nature of the production processes	MHM and PBS service both enterprise clients and SMBs. Further, the processing of the business for PBS and MHM is done on similar backend systems such as the Company’s v5 platform.

(c) The type or class of customer for their products and services	As noted in (a) above, MHM and PBS, like the Company, provide tax-advantaged consumer-directed benefit programs to employer clients and employee participants.

(d) The methods used to distribute their products or provide their services	MHM and PBS provide back-end services for employer clients to administer tax-advantaged consumer-directed benefit programs and fulfillment of those obligations. The handling of these services is similar in nature to all of the Company’s services.

(e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities	Both MHM and PBS are subject to the same regulatory environment as the Company and changes thereto.

Securities and Exchange Commission

July 1, 2011

Based on the Company’s analysis, the Company respectfully submits that there are similar economic characteristics between MHM and PBS and the Company, and the two components should be aggregated into the Company’s one reporting unit for purposes of goodwill impairment testing based on the guidance in ASC 280-10-50-11.

In addition, the Company further advises the Staff that following the completion of a portfolio purchase, the Company integrates the portfolio purchase into its existing processes and procedures typically within a 12- to 24-month period. Following this integration, the majority of the costs associated with these units become costs shared across the Company’s consolidated business.

3. We have reviewed your response to comment 19 in our letter dated May 25, 2011. Although we understand that there may be certain assets where the related cash flows cannot be distinguished at a revenue level, it is unclear why none of your long-lived assets are able to be tested at a level below the entity level. For example, your impairment testing methodology could be viewed as inconsistent with your method of determining amortizable lives of customer intangible assets. In this regard, your response to comment 54 in our letter dated May 25, 2011 indicates that you used cash flow forecasts in determining the fair value of acquired customer intangible assets relating to relationships and contracts with specific customers of acquirees. We are unclear why you cannot associate revenue cash flow streams with any long-lived asset. Please tell us in sufficient detail why you are unable to test any of your assets, including these customer-specific intangible assets, below the entity level. An example of the types of long lived assets along with how such assets are used in relation to a revenue stream may be helpful to our understanding.

The Company advises the Staff that while it is possible to distinguish cash inflows (i.e., revenue streams) for individual long-lived assets (e.g., by customer or group of customers), it is not possible to distinguish significant cash outflows (i.e., expenses) at the individual long-lived asset level. For example, the costs of the Company’s v5 platform are for the benefit of all Company customers on this platform and cannot be attributed to any specific customers or group of customers.

The Company advises the Staff that as the Company makes certain portfolio purchases, it initially may have the ability to estimate cash inflows and outflows based on historic financial data for these portfolios purchases. However, following the completion of a portfolio purchase, the Company integrates the portfolio purchase into its existing processes and procedures, typically within a 12- to 24-month period. The integration process involves various steps, including the migration of employee participants to the Company’s v5 platform, consolidation of any customer support center functions acquired and elimination of any other duplicate resources. During this integration period, the Company begins to engage in cross-selling of different revenue streams and the component begins to share in a significant amount of entity-wide costs. Therefore, once this integration has taken place, the Company no longer has the ability to identify separate cash outflows for independent long-lived assets.

Securities and Exchange Commission

July 1, 2011

As an example, the Company’s significant long-lived assets at December 31, 2010 were as follows:

Property and Equipment - $18.7 million of net book value	The Company advises the Staff that the majority of this balance is made up of capitalized internally developed software costs, which had a combined net book value at December 31, 2010 of $11.9 million. The costs associated with these capitalized software assets are related to the Company’s v5 platform, which is used to administer employer-sponsored benefit programs to a wide variety of employer clients. The significant costs associated with these assets are shared costs that support several different asset groups. There are very few Property and Equipment cash outflows that can be identified with specific customers or customer groups independent from other Property and Equipment outflows.

Acquired Intangibles - $15.2 million of net book value	The Company advises the Staff that the vast majority of this balance is represented by client contracts and broker relationships, which had a combined net book value at December 31, 2010 of $13.3 million. The significant costs associated with these assets are shared costs that support several different asset groups, including personnel, outsourcing and temporary help costs for the Company’s v5 platform development, technology infrastructure and customer support centers. There are very few Acquired Intangibles cash outflows that can be identified with specific customers or customer groups independent from other Acquired Intangibles outflows.

The Company also advises the Staff that, while the costs are shared, the Company will routinely monitor possible triggering events where a particular asset may have become impaired based on certain corporate or customer decisions at which point an impairment charge will be recorded. As discussed on Page F-12, the Company recorded impairment charges in 2008, 2009 and 2010 of $415,000, $345,000 and $119,000, respectively.

Securities and Exchange Commission

July 1, 2011

The Company respectfully submits that it is therefore not possible for the Company to test long-lived assets below the entity level.

Stock-Based Compensation, page 45

4. We have reviewed your revised disclosures and response to comment 20 in our letter dated May 25, 2011 and have the following comments:

•

We note that the valuations used in your Probability Weighted Expected Result Method allocation for June 30, 2010 and prior used the income approach as a weighted factor in valuing the standalone privately-held company scenario. Please tell us and consider disclosing why the income approach was not used for valuations subsequent to June 30, 2010.

•	Please add a column to your stock option grant table on page 47 that presents the stock option fair value as of each grant date.

•

We note your disclosure on page 45 that you estimate expected volatility of your stock option awards based on the implied volatility of comparable companies from a representative peer group. Please tell us and disclose why you use implied volatility as opposed to historical volatility or a combination of both methods.

The Company advises the Staff that beginning with the December 31, 2010 valuation report, the Company’s independent valuation appraiser noted that the use of the market approach was a more appropriate valuation methodology than the income approach based on the anticipated timing of the Company’s planned initial public offering. The valuation appraiser determined that the increased probability of an initial public offering scenario in the relatively near term was indicative of the anticipated time to exit being substantially less than the period used for a discounted cash flow analysis under the income approach. The Company advises the Staff that the market approach was corroborated by the implied enterprise value from the Probability Weighted Expected Return Method. In response to the Staff’s comment, the Company has revised the disclosure on page 46 of Amendment No. 2, as requested.

In response to the Staff’s comment, the Company has revised the stock option grant table on page 47 of Amendment No. 2 to include the stock option fair value as of each grant date, as requested.

The Company advises the Staff that the disclosure erroneously made reference to implied volatility instead of historical volatility. The Company utilized historical volatility as the peer group companies did not have any implied volatility data. In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment No. 2 accordingly.

Securities and Exchange Commission

July 1, 2011

Management, page 89

Director Compensation, page 95

5. We have reviewed your response to comment 27 in our letter dated May 25, 2011. It appears that the disclosure provided in “—Standard Compensation Arrangements for Non-Employee Directors” are for your standard director compensation arrangements following the offering. Please also disclose the standard compensation arrangements pursuant to which the directors received their fees disclosed in the table on page 95. See Item 402(k)(3) of Regulation S-K.

The Company advises the Staff that the disclosure of the cash fee arrangements in “—Standard Compensation Arrangements for Non-Employee Directors” describes the compensation arrangements as currently in effect and as will be in effect following the offering (these public company director compensation arrangements are essentially unchanged from the Company’s current director compensation arrangements). In response to the Staff’s comment, the Company has added a footnote to the table on page 95 and revised the disclosure on pages 96 – 97 of Amendment No. 2 to clarify this.

Executive Compensation, page 98

Peer Companies, page 100

Use of Peer Data, page 100

6. We have reviewed your response to comment 30 in our letter dated May 25, 2011. We note that you have disclosed how your named executive officers’ base salary, short-term incentives and equity ownership compare against the data from the Peer Private Companies. Based on the disclosure in the paragraph following the table on page 101, it appears that the compensation committee also engaged in a similar comparison of such elements of compensation against data from the Peer Public Companies. Please revise your elements of compensation discussion to provide disclosure for the Peer Public Companies as you have provided for the Peer Private Companies with respect to your named executive officers’ base salary, short-term incentives and long-term incentives or tell us why it is not appropriate to do so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 106 of Amendment No. 2 to provide the comparison data for the Peer Public Companies, as requested.

Securities and Exchange Commission

July 1, 2011

Long-Term Incentives (Equity Awards), page 105

7. We have reviewed your response to comment 33 in our letter dated May 25, 2011. Please disclose in this subsection the disclosure you provided in the first paragraph of such response with respect to how you determine revenue growth goal and your reliance on the Compensation Committee for determining whether such revenue growth goal has been met.

In response to the Staff’s comment, the Company has added the disclosure regarding the determination of the revenue growth goal on page 107 of Amendment No. 2, as requested.

Consolidated Financial Statements , page F-1

Notes to Consolidated Financial Statements , page F-7

(2) Net Income (Loss) Per Share, page F-18

8. We have reviewed your response to comment 53 in our letter dated May 25, 2011 and your revised disclosure on page F-19. Please further revise the narrative immediately prior to your pro forma EPS table to indicate that the pro forma EPS figures also assume conversion of your Series C and E-1 preferred stock warrants into common stock warrants as of January 1, 2010. It also appears inconsistent that you are excluding amortization of the convertible debt discount from pro forma net income but not specifically showing the number of dilutive shares related to the debt conversion. You may want to remedy this inconsistency. Please also revise your disclosures to clarify for investors how you treated your convertible debt in the pro forma EPS computations. For example, it appears you are assuming the convertible debt was converted as of the beginning of the earliest period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of Amendment No. 2 to indicate that the pro forma EPS figures also assume conversion of the Company’s Series C and E-1 preferred stock warrants into common stock warrants as of January 1, 2010 and to specifically show the number of dilutive shares related to the debt conversion in the pro forma EPS table.

The Company advises the Staff that for purposes of the December 31, 2010 pro forma dilutive EPS calculation, the total common shares from preferred stock takes into account the actual number of shares of Series E convertible preferred stock the Company issued upon conversion of the Company’s convertible debt in July 2010, as if such conversion occurred at January 1, 2010. In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of Amendment No. 2, as requested.

(9) Warrants, page F-25

9. We have reviewed your response to comment 56 in our letter dated May 25, 2011. We note that when you reclassified your Investor Warrants from liability to equity classification that you analyzed the warrants for beneficial conversion features using the date of reclassification as the measurement date and determined no beneficial conversion feature existed. Please explain in further detail why you used the modification date as the commitment date. Please also demonstrate to us how you determined a beneficial conversion feature did not exist.

Securities and Exchange Commission

July 1, 2011

The Company respectfully submits that there is no specific accounting literature that provides guidance on this specific fact pattern. The Company reviewed the guidance in EITF 00-19 that discusses the reclassification of instruments from liability to equity classification (and vice versa), specifically paragraph 10 of EITF 00-19 which provides: “If the classification required under this Issue changes as a result of events during the period…, the contract should be reclassified as of the date of the event that caused the reclassification.”

In applying this guidance, the Company respectfully submits that this reclassification created a new basis of accounting for the instrument such that it is now an equity classified warrant. The Company applied the tentative guidance in Issue 13(a) of EITF 00-27 for equity classified instruments which indicates that the date used to measure the intrinsic value of a conversion option that is the underlying for a warrant would be the commitment date. As the reclassification date established a new basis of accounting, the Company respectfully submits that such date is the appropriate commitment date to use in the determination of the beneficial conversion feature, if any.

In determining whether a beneficial conversion feature existed at this commitment date the Company applied the guidance of Issue 13(b) of EITF 00-27, as follows:

Deemed proceeds for the convertible instrument:

	Proceeds allocated to warrants at July 31, 2010	$14.2 million
+	Exercise price of the warrant (8.7 million shares at $2.29 per share)	$20.0 million

	Total	$34.2 million

Fair value of the common stock into which the preferred stock would convert on the commitment date:

8.7 million shares at $3.09 per share	$27.0 million

Based on this analysis, the Company concluded that no beneficial conversion feature existed on the commitment date. The Company further advises the Staff that, had the calculation been done at the original commitment date, the deemed proceeds would also exceed the commitment date fair value of the common stock into which the preferred stock would convert.

(10) Redeemable and Convertible Preferred Stock, page F-27

10. We have reviewed your response to comment 57 in our letter dated May 25, 2011. In regards to your Series C preferred stock issuance, please clarify why you used a November 30, 2005 valuation of your common stock to determine the March 29, 2005 commitment date fair value of your common stock.

Securities and Exchange Commission

July 1, 2011

The Company advises the Staff that the independent valuation was used retrospectively for the March 29, 2005 commitment date as (i) there was no material negative change in the general economic conditions between March 29, 2005 and November 30, 2005, (ii) there were no significant events or changes at the Company during that period that would have materially decreased the Company’s value from March 29, 2005, and (iii) the Company’s interim activity and operating performance improved and did not deteriorate from March 29, 2005 to November 30, 2005. The Company consequently determined that the March 29, 2005 common stock value was equal to or less than the November 30, 2005 valuation and that no beneficial conversion feature would have arisen for the March 29, 2005 Series C preferred stock issuance. The Company also advises the Staff that new investors invested in the Series C financing round on March 29, 2005 and that it concluded that it would be inconsistent for the common stock to have a fair value in excess of the value paid by the new investors for a series of stock with preferential rights.

11. We have reviewed your response to comment 58 in our letter dated May 25, 2011, noting that you determine the estimated fair value of each series of redeemable preferred stock by using an independent appraisal firm. Please tell us in sufficient detail the methods and assumptions used by your independent appraisal firm in determining the fair value of your preferred stock.

The Company advises the Staff that the methods and assumptions used by the Company’s independent valuation appraiser in determining the fair value of the Company’s preferred stock use a Probability Weighted Expected Return Method, which was used to also fair value the Company’s common stock, as follows:

•	Various liquidity events are considered and probabilities are assigned;

•

For each liquidity event, a range of future equity values is discounted to a present value based on the timing and valuation risks associated with the future outcomes. The range of equity values was determined using the market approach, taking into account the type of exit being considered. Under the market approach, the financial performances of comparable publicly traded companies were analyzed. A multiple of enterprise value to EBITDA was utilized as the valuation metric for this approach;

•	For each scenario, the rights and preferences of each shareholder class is considered in order to determine the appropriate allocation of value; and

•	The values for each class of preferred stock under each scenario are aggregated and, using the probabilities assigned, a weighted value for each class is determined.

(13) Income Taxes, page F-35

12. We have reviewed your response to comment 60 in our letter dated May 25, 2011, and note your revised disclosure that you have provided a valuation allowance for your net deferred tax assets “excluding certain indefinite lived intangible asset related timing difference.” Please revise this disclosure throughout your filing to clarify your deferred tax asset position. Instead of this current disclosure, for example, consider disclosing that you have provided a valuation allowance on the majority of your deferred tax asset balance.

Securities and Exchange Commission

July 1, 2011

In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 45 and 61 of Amendment No. 2, as requested.

13. Considering permanent differences do not impact the calculation of deferred taxes and are never included in taxes payable to the government, please tell us why you include “Permanent items” in your page F-37 reconciliation of the statutory federal income tax rate to your effective tax rate.

The Company advises the Staff that it has performed and disclosed the effective tax rate reconciliation in accordance with paragraph 47 of SFAS 109 and S-X 4-08 that requires “… a reconciliation between the amount of reported total income tax expense and the amount computed by multiplying the income (loss) before tax by the applicable statutory Federal income tax rate…”. The guidance provides that permanent items (such as meals and entertainment) represent one of these reconciling items as the effective income tax is increased above the statutory rate by expenses not deductible for income tax return purposes. Accordingly, the Company respectfully submits it is appropriate to include permanent items in its effective tax rate reconciliation.

(15) Related Party, page F-38

14. We have reviewed your response to comment 61 in our letter dated May 25, 2011. Please revise your disclosures to discuss the nature of the fees owed to you by the National Flex Trust and the reasons why you have not recognized the $360,000 amount. We expect that your disclosures would resemble the information provided in your response.

In response to the Staff’s comment, the Company has revised the disclosure regarding the National Flex Trust on page F-39 of Amendment No. 2, as requested.

Exhibit 99.1 Significant Subsidiary Financial Statements

(3) Summary of Significant Accounting Policies, page 5

(c) Direct Expenses, page 6

15. We have reviewed your response to comment 67 in our letter dated May 25, 2011. Please include the direct expenses table provided in your response within your FBMC footnotes.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Exhibit 99.1 to Amendment No. 2 to include the direct expenses table, as requested.

Securities and Exchange Commission

July 1, 2011

Exhibit 99.2 Unaudited Pro Forma Condensed Consolidated Financial Information

Note 3 - Pro Forma Adjustments

16. We have reviewed your response to comment 70 in our letter dated May 25, 2011. Please specifically identify the additional financings that have been assumed to be in place from January 1, 2010. Please also disclose the amount of the borrowing, the interest rates assumed on your financings and, if an interest rate is not fixed, ensure that the rates are current interest rates rather than interest rates prevailing during the periods covered by the pro forma information. If actual interest rates can vary from those depicted, please disclose the effect on income of a 1/8 percent variance in interest rates.

The Company advises the Staff that the Company borrowed $7.2 million from its existing line of credit to fund the initial payments for its portfolio purchases. This adjustment reflects interest expense at the Company’s current variable rate of 3.3% as if the draws had taken place at January 1, 2010. Under the terms of the Company’s line of credit, the variable rate is fixed for the first six months after each draw. Upon the expiration of the fixed term, a 1/8th percent change in the variable rate would change interest expense by approximately $8,000 for the period presented. In response to the Staff’s comment, the Company has revised the disclosure in Exhibit 99.2 to Amendment No. 2, as requested.

* * * * *

Securities and Exchange Commission

July 1, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

Enclosures

cc (w/encl.):	Joseph L. Jackson
Kimberly L. Jackson
WageWorks, Inc.

David J. Segre
Todd C. Carpenter
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman
Tad J. Freese
Latham & Watkins LLP

Conor Moore
David M. Rae
KPMG LLP